Exhibit 99.2

FOR IMMEDIATE RELEASE

Given Imaging Announces New European Study Evaluating PillCam®
COLON versus CT-Colonography in Patients with Incomplete
Colonoscopy

- Other studies confirm PillCam COLON useful in detecting flat lesions and evaluating pediatric ulcerative colitis -

- Additional comparative trial finds capsule endoscopy superior to Magnetic Resonance
Enterography in detecting small bowel Crohn's disease lesions -

ORLANDO, FL May 20, 2013 - Given Imaging Ltd, (NASDAQ: GIVN), a world leader in GI medical devices and pioneer of capsule endoscopy, today announced data from several European studies confirming the effectiveness of PillCam COLON in detecting colonic lesions in patients following incomplete colonoscopies and monitoring diverse digestive diseases in both adults and children. All data are being presented during Digestive Disease Week (DDW) taking place May 18 - 21, 2013 at the Orange County Convention Center, Orlando, FL.  Given Imaging is exhibiting at booth #1059 throughout the conference.

“Clinical evidence continues to highlight the accuracy of PillCam COLON in providing direct visualization of the colon,” said Cristiano Spada, M.D., Catholic University, Rome, Italy. “The analysis data from our prospective trial show that PillCam COLON can be beneficial and effective for patients with previous incomplete colonoscopies.  We welcome new diagnostic tools that provide us with a solution for this patient segment.”

Dr. Spada presented the analysis, “Prospective Trial of PillCam COLON versus CT-Colonography (CTC) in the Evaluation of Patients with Incomplete Conventional Colonoscopy (CC)” (Podium presentation 703).  After undergoing traditional colonoscopies that were unable to be completed for various reasons, 100 patients had PillCam COLON and CTC exams to determine how well doctors using each method were able to visualize areas of the colon that couldn’t be seen with the incomplete colonoscopy. PillCam COLON and CTC enabled physicians to see additional areas beyond colonoscopy in 98% of the patients. The results of this study suggested that both PillCam COLON and CTC are effective in patients with incomplete colonoscopies, however, PillCam COLON tends to detect more polyps than CTC in segments of the colon that were not visualized by incomplete colonoscopies.

Separately, Dr. Spada presented the results of a retrospective study, “Flat Colorectal Lesions At PillCam Colon Capsule Endoscopy (CCE)” (Podium presentation 857), that indicates that PillCam COLON has high accuracy for detecting flat lesions, which have been shown to carry a higher risk for cancer.  The retrospective study collected data from patients who underwent PillCam COLON followed by an optical colonoscopy, which is considered the gold standard tool for colorectal cancer detection. Physicians were able to identify 27 conventional polyps with colonoscopy, while they found 25 conventional polyps with PillCam COLON.  In one patient, PillCam COLON visualized an 11 mm flat lesion that was not confirmed by colonoscopy. PillCam COLON generated 90% sensitivity and 96% specificity on a per-lesion basis.

The value of PillCam COLON was also confirmed in “Evaluation of the Second Generation Colon Capsule Endoscopy (CCE-2) in Pediatric Ulcerative Colitis (UC)” (Podium presentation 689).  Thirty pediatric patients with known ulcerative colitis underwent PillCam COLON and colonoscopy exams to determine how well each method helps physicians detect inflammation in the colon.  Blinded results from the procedures showed 95% sensitivity for PillCam COLON to detect colonic inflammation and 100% specificity in accurately ruling it out. Based on the comparability of PillCam COLON to standard colonoscopy, investigators led by Salvatore Oliva, M.D. concluded that PillCam COLON is a very useful, safe and well-tolerated procedure to monitor disease activity and progression in children.  Dr. Olivia and his team also suggested that given the noninvasive and patient-friendly characteristics of the PillCam COLON, it could have an impact on the diagnostic work-up of children with ulcerative colitis. Dr. Oliva practices at the Pediatric Gastroenterology and Liver Unit at the Sapienza University of Rome in Italy.

“The application for capsule endoscopy continues to develop as emerging data suggest the use of this minimally-invasive, patient-friendly technology,” said Begoña Gonzalez-Suarez, M.D., Ph.D., Clinic Hospital, Barcelona, Spain.  “PillCam SB and PillCam COLON are particularly useful modalities to directly visualize the small bowel and colon for lesions related to growing disease state areas, such as Crohn’s disease.”

Investigators from Clinic Hospital in Barcelona, Spain presented “Capsule Endoscopy (CE) Is Superior to Magnetic Resonance Enterography (MRE) for the Assessment of Small Bowel Lesions in Crohn's Disease Patients (CD): a Comparative Trial,” (Poster presentation Sa1635).  Thirty-four patients with established or suspected Crohn’s disease and indeterminate colitis were enrolled in the comparative trial.  All patients initially underwent Magnetic Resonance Enterography (MRE), a special type of magnetic resonance imaging (MRI) performed with a contrast material to produce detailed images of the digestive tract.  Following MRE, PillCam COLON was used in twenty-three patients while PillCam SB was used in the remaining eleven patients.  By using capsule endoscopy, investigators identified small bowel lesions in twenty-eight patients while they found lesions in only twenty-two patients using MRE. Capsule endoscopy detected lesions in the first (distal duodenum) and middle portions of the small bowel in nine patients where physicians found no lesions in these areas with MRE.  Based on these data, researchers concluded that capsule endoscopy is superior to MRE for detecting lesions in the first and middle portions of the small bowel in patients with Crohn’s disease.

PillCam® COLON has received a CE Mark, but is pending FDA clearance and is not cleared for marketing or available for commercial distribution in the U.S.A., Japan and certain other countries.

Dr. Cristiano Spada is a paid consultant of Given Imaging.

About PillCam® COLON
The PillCam COLON video capsule is equipped with two miniature color video cameras (one on each end), a battery and an LED light source; it measures 11 mm X 31 mm. PillCam COLON is designed to be ingested by the patient and transmit up to 35 frames per second for approximately 10 hours to a recording device worn by the patient. Data are transferred from the device to a computer that uses RAPID software to compile the video data and enable the physician to review and report the results of the PillCam study.

The risks of PillCam capsule endoscopy include capsule retention, aspiration and skin irritation. The risks associated with colon preparation are allergies or other known contraindication to any preparation agents or medications used for the PillCam COLON regimen, according to laxative medication labeling and per physician discretion. After ingesting the PillCam capsule and until it is excreted, patients should not be near any source of powerful electromagnetic fields, such as one created by an MRI device. Medical, endoscopic or surgical intervention may be necessary to address these complications, should they occur. A normal or negative capsule endoscopy examination does not exclude the possibility of colon polyps or colon cancer.

About PillCam® SB
The PillCam SB video capsule measures 11 mm x 26 mm and weighs less than four grams. Now in its second generation, PillCam SB 2 contains an imaging device and light source and transmits images at a rate of two images per second generating more than 50,000 pictures during the course of the procedure. Initially cleared by the U.S. Food and Drug Administration in 2001, PillCam SB is clinically validated by more than 1,500 peer-reviewed studies. It is an accurate, patient-friendly tool used in patients two years and older by physicians to visualize the small bowel. PillCam SB is the gold standard in small bowel evaluation.

The risks of PillCam capsule endoscopy include capsule retention, aspiration and skin irritation. Endoscopic placement may present additional risks. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

About Digestive Disease Week®
Digestive Disease Week® (DDW®) is the largest international gathering of physicians, researchers and academics in the fields of gastroenterology, hepatology, endoscopy and gastrointestinal surgery. Jointly sponsored by the American Association for the Study of Liver Diseases (AASLD), the American Gastroenterological Association (AGA) Institute, the American Society for Gastrointestinal Endoscopy (ASGE) and the Society for Surgery of the Alimentary Tract (SSAT), DDW takes place May 18 – 21, 2013, at the Orange County Convention Center, Orlando, FL. The meeting showcases more than 5,000 abstracts and hundreds of lectures on the latest advances in GI research, medicine and technology. More information can be found at www.ddw.org.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan® high-resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z, and the SmartPill® GI monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include statements relating to the Company exploring strategic alternatives and considering possible strategic transactions involving the Company. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the ability of the Company to reach agreement on any strategic alternative and/or to complete any such alternative, as well as the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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